

07008479

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
~~8-66085~~ 8-50225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2006 (MM/DD/YY) AND ENDING JUNE 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MILESTONE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1503 LINCOLN AVENUE
HOLBROOK, NY 11741



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2007
BRANCH OF REGISTRATIONS
AND
05 EXAMINATIONS



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2007
BRANCH OF REGISTRATIONS
AND
05 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Schonberg 631-750-0730
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Canale C.P.A.

(Name - If individual, state last, first, middle name)

PROCESSED
DEC 1 4 2007
THOMSON FINANCIAL

140 South Ocean Ave (Address) **Freeport,** (City) **NY** (State) 11520 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 6 2007
BRANCH OF REGISTRATIONS
AND
05 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Matthew Schonberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Milestone Financial Services, Inc.** as of **June 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

CEO

Title

8/6/07

Notary Public

ELIZABETH CANDEMERES
Notary Public - State of New York
No. 4971787
Qualified in Suffolk County
My Commission Expires Oct 18, ~~2006~~ 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2007
WASH. D.C.
185
SECTION

MILESTONE FINANCIAL SERVICES INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

JUNE 30, 2007

Thomas J. Canale, C.P.A.

Certified Public Accountant
140 South Ocean Avenue
Freeport, NY 11520

Tel(516) 868-1200
Fax(516) 868-1206

Milestone Financial Services, Inc.
1503 Lincoln Avenue
Holbrook, NY 11741

August 27, 2007

Gentlemen:

I have examined the Financial and Operational Combined Uniform Single Report of Milestone Financial Services, Inc. and the Statement of Cash Flows as of June 30, 2007. My examination was made in accordance with generally accepted auditing standards and, accordingly, include a review of the system of internal control and the procedure for safeguarding securities as I considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission. No material differences existed between corporation's corresponding unaudited Part II or Part IIA.

In my opinion, the accompanying Financial and Operational Combined Uniform Single Report presents fairly the financial position and cash flows of Milestone Services, Inc. at June 30, 2007 in the form required by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of preceding year. No material differences exist in the financial statements as compared to the prior years. During my audit no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities were found to exist.

Very truly yours,



Thomas J. Canale

Thomas J. Canale, C.P.A.

Certified Public Accountant
140 South Ocean Avenue
Freeport, NY 11520

Tel(516) 868-1200
Fax(516) 868-1206

August 28, 2007

U.S. Securities and Exchange Commission
Office of the Comptroller
450 Fifth Street N.W.
Washington, D.C. 20549

U.S. Securities and Exchange Commission
1401 Brickell Avenue - Suite 200
Miami, Florida 33131

National Association of Securities Dealers - District 7
1 Securities Center - Suite 500
3490 Piedmont Road N.E.
Atlanta, GA 30305

National Association of Securities Dealers Inc.
9509 Key West Avenue, 4th Floor
Rockville, Maryland 20850

Reference : Milestone Financial Services Inc.
1503 Lincoln Avenue
Holbook, NY 11741

Gentlemen:

Following is a capital computation of the above - referenced corporation as of June 30, 2007:

Total Assets	381,715.36
Less Total Liabilities	183,129.41
Net Worth	198,585.95
Less Non- Allowable Assets	109,193.13
Tentative Net Capital	89,392.82
Less Haircuts	0.00
Net Capital	89,392.82
Less Required Net Capital	12,208.63
Excess Net Capital	77,184.19
AI/NC Ratio	205%

Very truly yours,



Thomas J. Canale

Milestone Financial Service Inc.
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash Flows Provided by operation Activities		
Net Income	$ 49,147.74	
Add Back Adjustments Not Affecting		
Cash Flows - Depreciation	155.43	
Loss on Disposal of Assets	21,648.42	
(Increase) in Commission Receivable	(27,424.12)	
Decrease in Other Receivable	121,721.42	
(Increase) in Receivable from Payroll Company	(4,145.70)	
(Increase) in Clearing Deposits - Net	(24,920.66)	
Decrease in prepaids , Deposits and Advances - Net	1,080.00	
Increase in Accounts Payable - Net	143,081.83	
Pay down of Commissions Payable	(28,682.64)	
Payment of Accrued Expenses	(100,000.00)	
Decrease in Broker Deposits	(1,119.94)	
Increase in Payroll Taxes Payable	7.20	
Payment of Federal Income Tax	(7,363.96)	
Cash Flows Provided by Operating Activities		$ 143,185.02
Cash Flows Provided by Operating Activities		
Proceeds from Sale of Equipment		13,478.05
Cash Flows Provided by Financing Activities		
Investment by Stockholder	30,220.00	
Purchase of Treasury Stock	(190,000.00)	
Cash Flows Provided by Financing Activities		(159,780.00)
Net Decrease in Cash		(3,116.93)
Cash July 1, 2006		25,623.17
Cash June 30, 2007		$ 22,506.24

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: MILESTONE FINANCIAL SERVICES INC. [13]

SEC FILE NO. 8-66985 [14]

FIRM I.D. NO. 43295 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1503 LINCOLN AVENUE [20]
(No. and Street)

HOLBROOK [21] NY [22] 11741 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 7/1/2006 [24]

AND ENDING (MM/DD/YY) 6/30/2007 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: MATTHEW SCHONBERG [30]

(Area Code) — Telephone No. 631-750-0730 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Thomas J. Canale C.P.A. [70]

ADDRESS

140 S. OCEAN AVENUE [71]	FREEPORT [72]	NY [73]	11520 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
MILESTONE FINANCIAL SERVICES INC.

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/2007 [99]
SEC FILE NO. 8-66985 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 26509 [200]		$ 26509 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	$ 120216 [295]		
B. Other	125797 [300]	$ [550]	246013 [810]
3. Receivable from non-customers	[355]	49646 [600]	$ 49646 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	$ [430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		$ [660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	35653 [670]	35653 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	23894 [680]	$ 23894 [920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 272522 [540]	$ 109193 [740]	$ 381715 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 6/30/07
MILESTONE FINANCIAL SERVICES INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	183129 [1205]	[1385]	183129 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 183129 [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		20000 [1792]
C. Additional paid-in capital		614047 [1793]
D. Retained earnings		(435461) [1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 198586 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 381715 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 6/30/07

MILESTONE FINANCIAL SERVICES INC.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 198586	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			198586	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 109193	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(109193)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 89393	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 89393	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 6/30/07

MILESTONE FINANCIAL SERVICES INC.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	12208	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	12208	3760
14. Excess net capital (line 10 less 13)	$	77185	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	71080	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	183129	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	183129	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	205	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MILESTONE FINANCIAL SERVICES INC.

For the period (MMDDYY) from 7/1/06 [3932] to 6/30/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	2432173	3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	98258	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	14532	3975
8. Other revenue	1013504	3995
9. Total revenue	$ 3558467	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	214427	4120
11. Other employee compensation and benefits	266860	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	81828	4195
15. Other expenses	2946204	4100
16. Total expenses	$ 3509319	4200
NET INCOME		
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 49148	4210
18. Provision for Federal income taxes (for parent only)	7364	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 41784	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MILESTONE FINANCIAL SERVICES INC.

For the period (MMDDYY) from 7/1/06 to 6/30/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 316582	4240
A. Net income (loss)		41784	4250
B. Additions (Includes non-conforming capital of	$ [4262])	30220	4260
C. Deductions (Includes non-conforming capital of	$ [4272])	190000	4270
2. Balance, end of period (From item 1800)		$ 198586	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MILESTONE FINANCIAL SERVICES INC. as of 6/30/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ 4335 ______ 4570
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

END